UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ___)

Under the Securities Exchange Act of 1934

IMPACT MEDICAL SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45257K100
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ྑ

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257K100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Donald Paterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only .

4.	Source of Funds (See Instructions) (See item 3)
PF (1) and WC(2)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ... N/A
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 821,270(1)(2)(3)(4)

	8.	Shared Voting Power
8,821,270(5)
	9.	Sole Dispositive Power 821,270(1)(2)(3)(4)

	10.	Shared Dispositive Power 8,000,000(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,821,270(1)(2)(3)(4)(5) based on 15,853,465 shares of Common Stock outstanding.

(1) Mr. Paterson owns an option to purchase up to 310,000 shares of common stock at an exercise price of $0.25 per share.
(2) Includes 100,000 shares held by Cavandale Corporation, an entity owned and controlled by Mr. Paterson.
(3) Includes a warrant to purchase up to 311,270 shares of common stock at an exercise price of $0.50 per share, held by Cavandale Corporation, an entity owned and controlled by Mr. Paterson.
(4) Includes a warrant to purchase up to 100,000 shares of common stock at an exercise price of $1.00 per share, held by Cavandale Corporation, an entity owned and controlled by Mr. Paterson.
(5) Includes 8,000,000 shares held by MPR Health Systems, Inc.; Mr. Paterson may be deemed to share voting and investment power with respect to these shares by virtue of being a director and the chief executive officer of that corporation.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
55.64%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Impact Medical Solutions, Inc., whose principal executive offices are located at 17011 Beach Boulevard, Suite 900, Huntington Beach, CA, 92647 (the “Issuer”).

Item 2.     Identity and Background.

(a) The name of the reporting person is Donald Paterson (the “Reporting Person”).

(b) The business address of the Reporting Person is 23 Elgin Avenue, Toronto, Ontario, M5R 1G6.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

President
Cavandale Corporation
23 Elgin Avenue
Toronto, Ontario
Canada M5R 1G6

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

There is nothing to report concerning the Registrant.

(f) Citizenship:

Canadian

Item 3. Source and Amount of Funds or Other Consideration

On December 27, 2006, the Issuer effected a merger wherein it issued an aggregate of 8,821,270 shares to the Registrant as follows:

(1)	Mr. Paterson owns an option to purchase up to 310,000 shares of common stock at an exercise price of $0.25 per share.
(2)	Includes 100,000 shares held by Cavandale Corporation, an entity owned and controlled by Mr. Paterson.
(3)	Includes a warrant to purchase up to 311,270 shares of common stock at an exercise price of $0.50 per share, held by Cavandale Corporation, an entity owned and controlled by Mr. Paterson.

(4)	Includes a warrant to purchase up to 100,000 shares of common stock at an exercise price of $1.00 per share, held by Cavandale Corporation, an entity owned and controlled by Mr. Paterson.
(5)
Includes 8,000,000 shares held by MPR Health Systems, Inc.; Mr. Paterson may be deemed to share voting and investment power with respect to these shares by virtue of being a director and the chief executive officer of that corporation.

Item 4. Purpose of Transaction

None

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

8,821,270 shares of Common Stock which represents 55.64% of the outstanding Common Stock.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

8,821,270 shares of Common Stock.

(c) Transactions in the securities effected during the past sixty days:

None

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

Signature.

The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

December 27, 2006	By:	/s/ Donald Paterson Donald Paterson